

January 16, 2009

Steven G. Stewart
Chief Financial and Accounting Officer
Headwaters Incorporated
10653 South River Front Parkway, Suite 300
South Jordan, Utah 84095

Re: **Headwaters Incorporated**
    Form S-3 filed November 21, 2008
    File No. 333-155565
    Form 10-K for Fiscal Year Ended September 30, 2008
    File No. 001-32459

Dear Mr. Stewart:

    We have reviewed your response letter dated January 7, 2009, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 1. Business, page 3

1.   We note your response to comment 12 in our letter dated December 18, 2008, and in particular your undertaking to "provide financial information about geographic areas in future filings . . . if the revenues or long-lived assets of the Company's foreign operations exceed 10% of the respective totals." Please note that for purposes of Item 101(d) of Regulation S-K it is insufficient to assess materiality using only quantitative factors. Instead, in the absence of explicit guidance to the contrary, when assessing materiality you must take into account both quantitative and qualitative factors.

Management's Discussion and Analysis, page 33

2.   The proposed future disclosure provided in response to prior comment 14 is general in nature and does not provide detailed information about your business to enable investors to see the company through the eyes of management. For example, the statement, "We expect this weakness to continue through 2009 and to have an adverse effect on the Company's business and the Company's results of operations," does not provide an investor with sufficient information to understand the specific impact of recent economic

events. The statement, "The Company's building products business has a large customer base and sales are broadly diversified across customers and ship-to locations, mitigating the impact of regional economic situations," does not address the systemic effects of the current economic crisis or provide detailed information on your customers, products, order levels, trends or expectations of management. The statement, "The Company is in the process of implementing production efficiency programs and is executing numerous cost reduction initiatives to minimize the decline in its margins" does not provide an understanding of management's considerations or plans to address these issues. Please expand this disclosure in future filings. As discussed in SEC Release 33-8350, quantification of the material effects of known material trends and uncertainties can promote understanding. Quantitative disclosure should be considered and may be required to the extent material if quantitative information is reasonably available. Please provide us with a detailed description of proposed future disclosure.

Potential Liquidity Risks and Management's Plans, page 45

3.   We note the disclosure regarding your covenants on page 45 and in Note 8 to the financial statements. Given the documented increased risk of noncompliance with certain covenants, please expand this discussion in future filings to disclose the required ratios and amounts as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Provide a clear discussion of the ramifications of a covenant violation and a discussion of the financing options being considered in sufficient detail to allow an investor to see through the eyes of those who manage the business.

Valuation of Long-Lived Assets, including Intangible Assets and Goodwill, page 37

4.   We note your proposed future disclosure in response to prior comment 15. Please explain and expand the disclosure to describe how the expected future gross profit margins of 33%-37% and long-term growth rate of 3.2% consider recent operating results, such as gross margins in the building products segment of 26% and 30% in fiscal years 2008 and 2007 and the 16% drop in sales of building products in 2008 over 2007 and 5% drop in 2007 from 2006, as well as recent economic events and trends including the downturn in the building products industry and the systemic economic crisis.

5.   We appreciate your response to prior comment 16 and have additional comments to help us understand your goodwill testing methodology. You believe, "it is necessary to wait until after the winter months before a meaningful evaluation of a possible goodwill impairment can be performed." Please provide us with an expanded discussion of the

underlying reasons supporting this belief. In your response, you state your operations are seasonal, "with substantially all of the operating income being earned in the June and September quarters." Explain how this precludes impairment testing of goodwill at an interim date. Explain whether you believe recent events, including systemic economic events, the downturn in the building products industry, changes in sales, margins and orders since June 30, 2008, and the 52% decline in your stock price, represent events or circumstances that would more likely than not reduce the fair value of the building products reporting unit. If so, please explain how you have met the requirements in paragraph 28 of SFAS 142 to test goodwill at an interim date for events such as a significant adverse change in the business climate.

6.   Your response to prior comment 17 indicates you evaluated your intangible assets for impairment; however, it appears a formal impairment analysis was not performed on your property, plant and equipment. Considering you did not perform a SFAS 144 analysis at June 30, 2008, the current economic downturn and credit crisis, the change in your operating results, and the decline in your stock price and market capitalization, it is unclear how you have determined an impairment analysis of your PP&E is not necessary.

According to paragraph 8 of SFAS 144, a long-lived asset should be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Paragraphs 8(a) - 8(f) provide examples; in addition to the two relevant examples cited in your response, paragraph 8(c) cites a significant adverse change in the business climate that "could affect the value" of a long-lived asset. Please explain in further detail why you believe the cyclical nature of the building products business and the actions taken by management eliminate the need to test long-lived assets for recoverability given recent events. It appears the current market downturn in the building products business, combined with systemic economic events, is significantly different than a typical cyclical change. Also, it is not clear how the cost saving initiatives mentioned obviate the need to perform a test for recoverability.

Further note for future periods, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management's determination that the SFAS 144 test was not required as a result of no triggering events or because there were triggering events present and management's estimate based on cash flow projections exceeded asset carrying values, resulting in no impairment charges. Please ensure future filings disclose whether or not a formal analysis was performed.

7.   It appears intangible assets were tested for impairment as of June 30, 2008. Please tell us your consideration of the guidance in paragraph 8 of SFAS 144 regarding the need to perform testing for recoverability as of a more recent date, based on recent events and changes in circumstance.

General

8.   We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel's letter to us dated January 7, 2009. Notwithstanding these acknowledgements, we still require a letter from you, on company letterhead and executed by a duly authorized officer, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please submit such a letter with your response to the comments in this letter.

        As appropriate, please respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 with any other questions.

                                                Sincerely,

                                                Terence O'Brien
                                                Accounting Branch Chief